EXHIBIT 12

INDIANA MICHIGAN POWER COMPANY AND SUBSIDIARIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

	Years Ended December 31,
	2009	2010	2011	2012	2013
EARNINGS
Income Before Income Taxes	$297,347	$189,517	$201,434	$157,801	$252,615
Fixed Charges (as below)	173,293	174,965	168,003	168,656	167,362
Total Earnings	$470,640	$364,482	$369,437	$326,457	$419,977

FIXED CHARGES
Interest Expense	$101,145	$104,465	$97,665	$102,739	$97,710
Credit for Allowance for Borrowed Funds Used During Construction	8,348	8,500	7,838	4,717	9,752
Estimated Interest Element in Lease Rentals	63,800	62,000	62,500	61,200	59,900
Total Fixed Charges	$173,293	$174,965	$168,003	$168,656	$167,362

Ratio of Earnings to Fixed Charges	2.71	2.08	2.19	1.93	2.50